BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 April 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 APR 25 AM 11:38

02028623

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

pp **Marcela Zeman**
Head of Investor Relations

dw 4/25

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 April 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargo 07.00 hrs, Thursday 11 April, 2002

121.9 MILLION PASSENGERS THROUGH BAA UK AIRPORTS 2001/02
MARCH TRAFFIC GROWS TO 10.1 MILLION PASSENGERS

BAA's seven UK airports handled 10.1 million passengers in March, an increase of +3.4% compared with March 2001. Figures were buoyed by an earlier Easter than last year and the underlying growth rate for the month is around +1% which represents a modest improvement on the gains recorded in February.

For BAA's financial year ended March 2001/02, its seven UK airports handled 121.9 million passengers, a decrease of -2.2% over the previous year, with traffic impacted by both foot and mouth disease, general global economic slowdown and the events of September 11.

March 2002 traffic highlights:

Across the group and boosted by Easter, there were rises of +17.9% on Irish routes, +14.7% on European charter routes, +4.4% in domestic traffic and +3.3% in the European scheduled market.

In the long haul sector, North Atlantic routes made further improvements with a fall of -5.4%, compared to -7.7% in February and -10.1% in January, whilst other long haul routes recorded a collective gain for the first time since July 2001, of +1.7%.

At the airports, Heathrow reported its first monthly increase (+2.2%) since February 2001. Underpinned by competition from low cost scheduled carriers,

Mf.../

Edinburgh (+21.9%), Stansted (+17.2%) and Glasgow (+7.9%) each experienced strong growth. Traffic at Gatwick decreased -3.3%, which represents an improvement against January and February, when traffic for the months fell -16.4% and-10.8% respectively.

Air transport movements fell by -3.9% in March and cargo tonnage fell by -6.6%.

Financial year to March 31, 2002:

For the fourth year running, Stansted was one of the fastest growing major airports in Europe as low cost scheduled airlines continued their growth. The airport added +14.9% traffic in 2001/2 and just passed 14 million passengers for the financial year.

Continued growth amongst low cost scheduled carriers also helped Glasgow to 7.3 million passengers per annum for the first time. Edinburgh added 11.6% traffic growing to 6.3 million passengers for the year and Aberdeen added 1.5% to 2.6 million passengers for the year. Foot and mouth disease and September 11 impacted traffic through Heathrow and Gatwick, with drops of -6.1% and -5.1% respectively. Southampton recorded a fall of -3.0 for the year.

For further information on BAA plc see www.baa.com

- Ends -

BAA plc media enquiries: Caroline Corfield Tel: +44 (0) 20 7932 6654

BAA plc city enquiries: Maureen Spence Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : March 2002

Terminal Passengers (000s)	Month	% Change	Financial year - 12 mths to March 2002	% Change
Heathrow	5,289.2	2.2	60,364.2	-6.1
Gatwick	2,277.4	-3.3	30,489.8	-5.1
Stansted	1,134.2	17.2	14,083.8	14.9
London Area Total	**8,700.8**	**2.4**	**104,937.7**	**-3.5**
Southampton	62.1	-8.8	840.9	-3.0
Glasgow	535.5	7.9	7,332.6	5.3
Edinburgh	561.3	21.9	6,255.6	11.6
Aberdeen	197.8	-5.0	2,552.7	1.5
Scottish Total	**1,294.7**	**11.1**	**16,141.0**	**7.0**
BAA Total	**10,057.7**	**3.4**	**121,919.6**	**-2.2**

Air Transport Movements	Month	% Change	Financial year - 12 mths to March 2002	% Change
Heathrow	38,270	-1.7	455,873	-0.8
Gatwick	18,298	-6.8	238,772	-5.2
Stansted	11,213	-8.6	150,229	1.9
London Area Total	**67,781**	**-4.3**	**844,874**	**-1.6**
Southampton	2,267	-1.9	28,375	0.9
Glasgow	6,676	-10.2	91,118	1.8
Edinburgh	8,803	8.8	101,699	13.8
Aberdeen	6,664	-8.1	86,273	4.7
Scottish Total	**22,143**	**-2.8**	**279,090**	**6.8**
BAA Total	**92,191**	**-3.9**	**1,152,339**	**0.4**

Cargo (Metric Tonnes)	Month	% Change	Financial year - 12 mths to March 2002	% Change
Heathrow	105,776	-2.5	1,166,476	-9.6
Gatwick	22,216	-18.7	262,919	-17.2
Stansted	15,129	-7.5	167,003	-2.7
London Area Total	**143,121**	**-6.0**	**1,596,398**	**-10.3**
Southampton	31	0.0	337	12.7
Glasgow	236	-54.5	5,395	-37.8
Edinburgh	1,209	-23.6	15,507	-13.1
Aberdeen	336	-57.4	4,208	-18.3
Scottish Total	**1,781**	**-38.4**	**25,111**	**-20.7**
BAA Total	**144,933**	**-6.6**	**1,621,845**	**-10.5**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: March 2002

Market	*BAA Total March-01 (000s)*	*BAA Total March-02 (000s)*	*% Change*
Domestic	1,866	1,948	4.4
Eire	437	515	17.9
European Scheduled	3,622	3,741	3.3
European Charter*	695	797	14.7
North Atlantic	1,521	1,439	-5.4
Other Long Haul	1,591	1,617	1.7
Total	**9,731**	**10,058**	**3.4**

Market Comparison: Financial Year 2001-02

Market	*BAA Total Apr 00 - Mar 01 (000s)*	*BAA Total Apr 01 - Mar 02 (000s)*	*% Change*
Domestic	21,919	22,178	1.2
Eire	5,916	6,153	4.0
European Scheduled	45,015	44,701	-0.7
European Charter*	13,049	13,336	2.2
North Atlantic	20,119	17,655	-12.2
Other Long Haul	18,635	17,897	-4.0
Total	**124,653**	**121,920**	**-2.2**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary